Weatherford International Ltd.
515 Post Oak Blvd., Suite 600
Houston, Texas 77027
April 13, 2006
Via EDGAR filing
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0405
Attn: April Sifford, Branch Chief
We are responding to the comments of the staff of the Securities and Exchange Commission (the “Staff”) with respect to our Annual Report on Form 10-K for the year ended December 31, 2005 (our “Form 10-K”) that we received by letter dated April 6, 2006 (the “Comment Letter”). For reference we have included your comments from the Comment Letter below. Our responses are set forth below, numbered to correspond to the numbers in the Comment Letter. All page numbers refer to our Form 10-K.
Item 1A. Risk Factors, page 17
1.	We note the change in heading for the first risk factor in your Form 10-K. We consider the change to be substantive in that now neither the heading nor the text of the risk factor notes the significance of the operations subject to the described risk. Please address.
Response:
We propose in future filings, beginning with our Form 10-Q for the quarter ended March 31, 2006, which we expect to file in the next several weeks, to revise the heading of this risk factor to characterize the operations as significant. We propose to use the following heading:
We conduct significant foreign operations that subject us to numerous risks.
Consolidated Statements of Income, page 49
2.	We note on page 30 that your other non-operating income for 2005 includes the gain on sale of non-core assets. Please reclassify the gain to include it in operating income pursuant to paragraph 45 of SFAS 144.
Response:
The $15.2 million of Other, Net included in the Consolidated Statements of Income for the period ended December 31, 2005 includes $4.9 million of gain on sale of non-

core assets, which represents less than one percent of Operating Income for the year ended December 31, 2005. The gain on sale of non-core assets is not material with respect to the Operating Income for the period and furthermore is offset by the amount referenced in comment 3 of the Staff’s Comment Letter (see below). We will ensure that all future gains and losses on the sale of non-core assets are properly classified above the subheading Operating Income.
3.	We note that you have classified equity in earnings of unconsolidated affiliates within operating income. Please tell us whether you consider your equity method investments to be integral to your operations, and if so, explain the reasons why. If your equity method investments are not integral to your operations, then reclassify earnings of unconsolidated affiliates outside of operating income. Refer to Rule 5-03 (b)(13) of Regulation S-X.
Response:
The $19.9 million of Equity Earnings in Unconsolidated Affiliates included in the Consolidated Statements of Income for the year ended December 31, 2005 includes $10.4 million of equity in earnings from affiliates that are integral to our operations and $9.5 million of equity in earnings from affiliates that are not integral to our operations.
The affiliates that we consider integral to our operations are typically affiliates that serve as the primary method of distribution of our products and services into a specific geographic location, for instance Saudi Arabia. These affiliates sell our products and services to the local client.
The affiliate that was not integral to our operations was our investment in Universal Compression Holdings. We recorded $9.5 million of equity in earnings from our investment in Universal for the year ended December 31, 2005, which represented less than two percent of Operating Income. The impact of reclassifying the equity in earnings from our investment in Universal below the subheading Operating Income is offset in part by the reclassification of our gain on the sale of non-core assets noted in comment 2 above. The net impact of reclassifications resulting from the Staff’s comments two and three is a decrease to Operating Income of $4.6 million, or 0.8%, with an offsetting increase of $4.6 million to Other, Net.
As mentioned above, we will ensure that all future gains and losses on the sale of non-core assets are properly classified above the subheading Operating Income. We sold our interest in Universal Compression during the year ended December 31, 2005; however we will ensure that any future earnings from any unconsolidated affiliates that are non-integral to our operations are properly classified below the subheading Operating Income. Additionally, although we consider this amount to be immaterial, we will reclassify our prior periods’ equity in earnings from Universal Compression in our future filings, beginning with our Form 10-Q from the quarter ended March 31, 2006.

Notes to Consolidated Financial Statements, page 52
4.	Please tell us how you considered the disclosure requirement related to product warranties under paragraph 14 of FIN 45, and expand your footnote disclosures accordingly to the extent your product warranty liability is material.
Response:
Due to the immateriality of warranty liability in relation to current liabilities the disclosures required under paragraph 14 of FIN 45 were not included. The warranty liability as of both December 31, 2005 and 2004 was $2.2 million, which represents less than one percent of current liabilities in both years.
Note 1. Summary of Significant Accounting Policies, page 52
Revenue Recognition, page 56
5.	We note that you offer a range of products and services and also offer packages of products and services. Please tell us how you considered EITF 00-21 in accounting for those arrangements that contain multiple deliverables.
Response:
We offer a broad range of oilfield products and services in order for us to have as many of the products and services that our customers may need for the particular geological formation of their well. We negotiate, price and bill for each of the products and services on an individual basis. Our products and services are not sold as bundled packages, and the preponderance of sales are supported by individual purchase orders from the client. We evaluated EITF 00-21 and determined that we do not have any arrangements with multiple deliverables as defined in EITF 00-21.
6.	We note on page 32 that your contract drilling and pipeline service revenue base is highly contractual by nature. Please expand your revenue recognition policy footnote to clarify the nature of these contracts (i.e., turnkey, day rate, footage, etc.) and how you recognize revenue under these contracts. Your revised disclosure should address the significant terms of such material contracts.
Response:
Both our contract drilling and pipeline service revenue is contractual by nature and both are day-rate based contracts. We recognize the revenue for these contracts based on the criteria in Staff Accounting Bulletin 104, which is consistent with our other product offerings. We disclose the following criteria on page 56 of our Form 10-K:

     Revenue is recognized when all of the following criteria have been met: a) evidence of an arrangement exists, b) delivery to and acceptance by the customer has occurred, c) the price to the customer is fixed and determinable and d) collectibility is reasonably assured.
Our Other Operations, which includes the contract drilling and pipeline service revenue, represented three percent or less of our total revenue and operating income in the years 2004 and 2003. On August 31, 2005, we acquired the contract drilling business and therefore our year ended December 31, 2005 included four months of the contract drilling results. With the four months of results, Other Operations was four percent of total revenue and less than two percent of Operating Income for the year ended December 31, 2005. We recognize that in 2006 the inclusion of a full year of contract drilling results will render our Other Operations material to our revenues and operating income and we will enhance our disclosures to clarify that revenue from these operations is recognized based on the same criteria as our other products and services.
7.	We note that you recognize the revenues and costs related to the preparation and mobilization of equipment and personnel over the primary contract term of the project using the straight-line method. Please tell us whether the amount of activity under the projects is typically uniform over their contract terms. Additionally, tell us the length of a typical contract.
Response:
The activity under the projects is typically uniform over the contract terms. The typical contracts are two to three years in length.
8.	Please explain to us the nature of rebillables, and support for us why it is appropriate to present the revenues and costs on a gross basis in your statements of income. Additionally, tell us the amount of revenues and costs recognized in 2005, 2004 and 2003 that are attributed to rebillables.
Response:
Rebillables include shipping and handling, third-party inspection and repairs, and custom and duties. In accordance with EITF 99-19, we believe the presentation of the revenues and costs on a gross basis is appropriate as 1) we are responsible for procuring the services, 2) we have latitude in establishing the pricing for the services, 3) we have discretion in the supplier selection in the case of shipping and handling, and third-party inspection and repairs, and 4) we retain credit risk for the amount billed to the customer. In accordance with EITF 00-10, no additional disclosures are made since the revenues and costs are presented on a gross basis and the costs are classified as cost of sales.

As this is not a significant component of our business, we do not maintain separate records for the revenues and costs associated with rebillables, however, based on our analysis, revenues were approximately $107 million, $75 million, and $60 million for the years ended December 31, 2005, 2004 and 2003, respectively. This represents approximately 2.5% of total revenues. Our margin on these services is approximately 5% to 10%.
Note 15. Shareholders’ Equity, page 70
9.	We note that the warrant issued to Shell Technology Ventures may be settled through physical delivery, net share settlement, and net cash settlement or a combination thereof. Please tell us how you considered EITF 00-19 in accounting for the warrants as equity instead of as a liability. Refer to Section II.B.1. of Current Accounting and Disclosure Issues in the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/accctdis120105.pdf for further guidance.
Response:
We considered paragraphs 12 through 32 of EITF 00-19 and determined the warrant should be accounted for as equity instead of a liability. Furthermore, classification as equity instead of a liability is appropriate considering Section II.B.1. of Current Accounting and Disclosure Issues in the Division of Corporation Finance as 1) there are no events or circumstances that would require settlement in cash; while cash settlement is an option, it is solely at Weatherford’s discretion in all circumstances, and 2) the warrant does not contain registration rights where liquidated damages could be required to be paid.
Note 17. Income Taxes, page 77
10.	We note that you recorded an income tax reserve for $8,744 in 2005. Please disclose your accounting policy for recording tax reserves, and clarify in your footnotes why the reserve was established.
Response:
We released an $8.7 million reserve which represented approximately five percent of our Provision for Income Taxes. The benefit was primarily related to the favorable resolution of a Canadian tax audit of the years 1997 and 1998. In an effort to facilitate the reader’s understanding of our Provision for Income Taxes we will enhance future disclosures as appropriate.
Further, Weatherford acknowledges that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We hope that that these responses and our prospective revisions satisfy your comments.
Regards,
/s/ LISA W. RODRIGUEZ
Lisa W. Rodriguez
Senior Vice President and Chief Financial Officer